UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             GenesisIntermedia,Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    37184T106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   July 2,2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 37184T106

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
              5,500,000

8        SHARED VOTING POWER
                       0

9        SOLE DISPOSITIVE POWER
              5,500,000

10       SHARED DISPOSITIVE POWER
                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.274%      (assuming exercise by Registrant of all
                                         Warrants and Options)

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No.37184T106

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                      0

8        SHARED VOTING POWER
              5,500,000

9        SOLE DISPOSITIVE POWER
                      0

10       SHARED DISPOSITIVE POWER
              5,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.274%  (assuming exercise by Registrant of
                            all Warrants and Options)

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, $.001 par value (the "Shares"), of GenesisIntermedia, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5805 Sepulveda Boulevard, Van Nuys, California 91411.


Item 2.  Identity and Background

         The persons filing this statement are Riverdale LLC, a New York limited liability company ("Riverdale") and Carl C. Icahn, a citizen of the United States of America, (collectively, the "Registrants"). The principal business address and the address of the principal office of (i) Riverdale is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Riverdale is 100 percent owned by Carl C. Icahn.

         Riverdale is primarily engaged in the business of owning real estate. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation, and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation.

         The name, citizenship, present principal occupation or employment and business address of Mr. Icahn is set forth in this section. To the best of Registrants' knowledge, except as set forth in this section, none of the managers or executive officers of the Registrants own any shares of the Issuer.

         Carl C. Icahn is the managing and sole member of Riverdale. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Riverdale.

         Except as described on Exhibit 6, none of Riverdale, Carl C. Icahn or any manager or executive officer of Riverdale, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Riverdale obtained (i) from the Issuer warrants to purchase 4,000,000 Shares (the "Warrants") and (ii) from Mr. Ramy El-Batrawi ("Mr. El-Batrawi") options to purchase 1,500,000 Shares (the "Options"), in each case, as described more fully in Item 6.

Item 4.           Purpose of Transaction

         Riverdale acquired Warrants and Options in connection with Riverdale's agreement with Issuer dated July 2, 2001, which is attached hereto and made a part hereof in its entirety as Exhibit 2. Exhibit 2 represents Riverdale's conditional commitment to make funds available, through its affiliates, to Issuer under the circumstances provided therein and Riverdale's agreement to provide, directly or through its affiliates, limited investment banking services to Issuer, all in connection with possible future acquisitions by Issuer and possibly in other circumstances.

         Riverdale expects that it may be consulted by Issuer from time to time with respect to planned acquisitions and other out of the ordinary course matters in addition to the matters covered in Exhibit 2. Riverdale expects that it or its affiliates will, from time to time at the request of Issuer's management, provide advice to Issuer.

         Registrants may, at any time and from time to time, acquire additional securities of the Issuer in the open market, from the Issuer or otherwise. Registrants also reserve the right to dispose, at any time and from time to time, of any securities of Issuer which they own in the open market, to the Issuer or otherwise. As described more fully in Item 6, there are certain limitations on Riverdale's ability to dispose of Shares and Riverdale has been granted certain registration rights with respect to the Shares.


Item 5.           Interest in Securities of the Issuer

         (a) As of the close of the business day on July 2, 2001, Registrants may be deemed to beneficially own, in the aggregate, the Warrants and Options and, assuming exercise thereof by Riverdale, 5,500,000 Shares, representing approximately 21.274% of the Issuer's outstanding Shares (based upon the 21,852,860 Shares stated to be outstanding as of April 27, 2001 by the Issuer in the Issuer's Proxy Statement, filed with the Securities and Exchange
Commission on May 17, 2001 and assuming exercise by Riverdale of all Warrants and Options).

         (b) To the extent the Options have voting power, Riverdale has sole voting power and Riverdale has sole dispositive power with regard to 5,500,000 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 5,500,000 Shares.

         Mr. Icahn, by virtue of his relationship to Riverdale (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the securities which Riverdale directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

         (c) Not Applicable - See Item 6


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         On July 2, 2001, Riverdale entered into Exhibit 2 which is incorporated by reference herein in its entirety. Pursuant to Exhibit 2, Issuer issued to Riverdale the Warrants to purchase an aggregate of 4 million Shares at exercise prices ranging from $2.00 to $9.00 per Share and granted to Riverdale registration rights with respect to the Shares issuable upon exercise of the Warrants and the Options. A copy of each of the Warrant Agreement, the Option Agreement and the Registration Rights Agreement is attached hereto and made a part hereof in its entirety as Exhibits 3, 4 and 5, respectively.

         Concurrently with the issuance of the Warrants, Mr. El-Batrawi granted Riverdale the Options to purchase 1,000,000 and 500,000 Shares held by him, at purchase prices of $2.00 and $4.00 per Share, respectively.

         Exhibit 5 provides that Riverdale agrees to lock-up the Warrants, the Options and the Shares acquirable upon exercise of the Warrants and Options for a period ending on July 1, 2002 unless Mr. El-Batrawi disposes of any Shares during that period, in which case Riverdale's lock-up will terminate. In addition, Mr. El- Batrawi and Ultimate Holdings, Ltd. agreed to lock-up the Shares presently held by them for one year, subject to certain permissible resales to institutions and to certain non-institutional purchasers who agree to lock-up their Shares. In addition, the Options provide that Riverdale may direct Mr. El-Batrawi's vote on the Shares underlying the Options for certain limited matters.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

2. Agreement, dated as of July 2, 2001, between Riverdale LLC , GenesisIntermedia, Inc., Ramy El-Batrawi and Ultimate
         Holdings, Ltd.

3. Warrant Agreement, dated as of July 2, 2001, between Riverdale LLC and GenesisIntermedia, Inc.

4. Option Agreement, dated as of July 2, 2001, between Riverdale LLC and Ramy El-Batrawi

5. Registration Rights Agreement, dated as of July 2, 2001, between Riverdale LLC and GenesisIntermedia, Inc.

6.       Item 2 disclosure.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2001



RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member


         /s/ Carl C. Icahn
         CARL C. ICAHN


                  [Signature Page of Schedule 13D with respect
                           to GenesisIntermedia, Inc.]

                                                                       EXHIBIT 1

                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of GenesisIntermedia, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of July, 2001.



RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member


         /s/ Carl C. Icahn
         -----------------
         CARL C. ICAHN


[Joint Filing Agreement for Schedule 13D with respect to GenesisIntermedia,
                                     Inc.]